Exhibit 99.8

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

2 May 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

UK Share Plan (UKSP)

The UK Share Plan is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares free of charge (‘matching shares’).  Qualifying UK employees are also awarded Free shares once a year.

The following PDMRs/KMPs were awarded Free shares on 30 April 2018:

Security	Name of PDMR / KMP	Number of shares awarded	Price per share GBP
Rio Tinto plc	Baatar, Bold	90	39.78
Rio Tinto plc	Jacques, Jean-Sébastien	90	39.78
Rio Tinto plc	Kirikova, Vera	90	39.78
Rio Tinto plc	Lynch, Christopher	90	39.78
Rio Tinto plc	Niven, Simone	90	39.78
Rio Tinto plc	Richards, Philip	67	39.78
Rio Tinto plc	Soirat, Arnaud	90	39.78

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404